[FIAT Letterhead]

March 26, 2007

VIA EDGAR AND FACSIMILE (202) 772-9202

Ms. Jean Yu
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549

USA

Re: Comment Letter of March 12, 2007 (File No. 001-10108)

Dear Ms. Yu:

We refer to the comment letter, dated March 12, 2007 (the “Second Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) which contains certain follow-up comments with regard to the February 2, 2007 response (the “First Response”) of Fiat S.p.A. (“Fiat” or “the Company”) to the Staff’s comment letter of December 18, 2006 (the “First Comment Letter”).

This letter sets forth Fiat’s responses to each of the Staff’s comments contained in the Second Comment Letter. In accordance with the Staff’s request, we are submitting this letter through EDGAR as confidential correspondence, as well as providing this additional courtesy copy via fax.

Fiat requests that the supplemental information contained in its response to Staff comments nos. 4 and 5 below be kept strictly confidential. As further explained in our responses to those Staff comments, the supplemental information contained therein includes information that we consider highly sensitive to our business objectives and operations, the disclosure of which could compromise our competitive position and./or create confusion among analysts and investors.

By separate letter we are requesting confidential treatment of our responses to Staff comments nos. 4 and 5 below pursuant to Rule 83 of the Securities and Exchange Commission’s Rules on Information Requests, 17 C.F.R. § 200.83. If any person (outside of the Commission staff) asks for an opportunity to copy this letter or the attached enclosures, we request that we be notified immediately of such request (including but not limited to being provided with the request itself) and be given advance notice of any intended release so that we may, if deemed necessary or appropriate, substantiate the request for confidential treatment at the appropriate time and pursue the remedies available.

For ease of reference, we have repeated the Staff’s comments in italicized text preceding each of our responses.

Form 20-F for the fiscal year ended December 31, 2005

Note (8) Other unusual income (expenses), page F-26

1.  We note your response to our prior comment number 9. Given the materiality of the gain recognized in connection with the settlement of the Master Agreement with General Motors during 2005, please expand the notes to your financial statements in future filings to explain in further detail the significant terms of the transaction that generated the gain of Euro 1,134 million. Your revised disclosures should be presented in a level of detail consistent with that provided in your response to our prior comment number 9.

Fiat Response:

We will comply with the Staff's request by providing the relevant disclosure in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”) and future filings.

Note (27) Other Provisions, page F-66

2.  We note from your response to our prior comment number 13 that the provision for other risks includes provision for commercial risks such as warranty obligations and recalls. In future filings, please revise Note 38 to your financial statements to include the disclosures required by paragraph 14a and 14b of FIN No. 45 with respect to your provisions for warranty and recall obligations.

Fiat Response:

We will comply with the Staff's request by providing the relevant disclosure in the Notes to the Consolidated Financial Statements included in the 2006 Form 20-F and future filings.

(32) Guarantees granted, commitments and contingent liabilities, page F-73

(ii) Other commitments and important contractual rights, page F-73

3.  We note your response to prior comment number 14. Please expand your disclosure in future filings to discuss why you believe that no accounting was required for the Synesis put option and provide basis for your conclusions. Your revised disclosure should be similar in detail as provided in your response to us.

Fiat Response:

We will comply with the Staff's request by providing the relevant disclosure in the Notes to the Consolidated Financial Statements included in the 2006 Form 20-F and future filings.

4.  We have reviewed your response to our prior comment number 15 in which you explain how you account for the put contract with Renault under both IFRS and US GAAP. Although your response indicates that differing accounting treatment is used, it did not quantify the impact that this difference in accounting had on the reconciliation of net income and stockholders’ equity under IFRS to that under US GAAP. Please quantify the impact that this difference in accounting had on the reconciliations of net income and stockholders equity for each period presented. In addition, given that you utilize different accounting treatment for this put option under IFRS and US GAAP we continue to believe that Note 38 to your financial statements requires revision to discuss and quantify the impact of this difference in accounting treatment between IFRS and US GAAP on your net income and stockholders’ equity for each period presented. Please note that we do not believe “competitive harm” provides an adequate basis or rationale for not including all the disclosures required by Item 18 of Form 20-F with regards to differences in accounting between IFRS and US GAAP.

Fiat Response:

[Redacted Pursuant to a Request for Confidential Treatment]

Other

5.  We note from the second paragraph on page 2 of your response letter dated February 2, 2007 that you are requesting “confidential treatment” with respect to your entire response letter dated February 2, 2007. Please note that it is not considered appropriate pursuant to Rule 83 to request confidential treatment with regard to your entire response letter and therefore we are unable to grant your request. If the Company wishes to obtain confidential treatment with respect to a particular response, a separate request for confidential treatment should be submitted with regards to the response and the information included in the response for which you are requesting confidential treatment. In addition, your entire response must be filed via the EDGAR system with the information subject to the confidential request submitted in redacted form. Please note that our comment letters or any comments included in our comment letters may not be subjected to a confidential treatment request.

Fiat Response:

[Redacted Pursuant to a Request for Confidential Treatment]

* * * * *

In accordance with the Staff’s request, Fiat acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

If you have questions on this letter or need further assistance, please do not hesitate to call us at +39-011-0063566 or +39-0110061056, our U.S. securities law counsel Michael J. Volkovitsch of Cleary Gottlieb at +39-02-726-082-10 or Alfred Popken of Deloitte & Touche LLP at 212-436-3693.

Very truly yours,

/s/ ALESSANDRO BALDI_____
Name: Alessandro Baldi
Title: Group Controller

/s/ MAURIZIO FRANCESCATTI
Name: Maurizio Francescatti
Title: Group Treasurer

cc:  Dott. Sergio Marchionne, Fiat S.p.A.
Piergiovanni Pasquarelli, Deloitte & Touche S.p.A.
Alfred Popken, Deloitte & Touche LLP
Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP